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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                         USP Real Estate Investment Trust
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                   903370-10-4
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  June 19, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                190,200
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               190,200
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     190,200
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO, PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                9,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               9,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 903370-10-4

     This original Schedule 13D Statement is filed jointly on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") and the Richard M. Osborne Trust (the "Trust"), for the purpose of reporting certain acquisitions of shares of beneficial interest, $1.00 par value per share, of USP Real Estate Investment Trust, an Iowa corporation.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of beneficial interest, $1.00 par value per share (the "Shares"), of USP Real Estate Investment Trust, an Iowa corporation ("USP"), which has its principal executive offices at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499.

Item 2.   Identity and Background.

     (a) The persons filing this Schedule 13D are the Richard M. Osborne Trust and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company. Richard
M. Osborne is the sole trustee of the Trust and the sole manager of the Fund.

     (b) The address of the Trust and Fund, and the business address of Mr. Osborne, is 7001 Center Street, Mentor, Ohio 44060.

     (c) The Trust was established by Mr. Osborne for estate planning purposes, and the principal business of the Fund is to acquire, hold, sell or
otherwise invest in all types of securities and other instruments.   Mr.
Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Trust, the Fund and Mr. Osborne.

     (e)  Negative with respect to the Trust, the Fund and Mr. Osborne.

     (f) The Trust is a trust organized under the laws of the State of Ohio and the Fund is a limited liability company organized under the laws of the
state of Ohio.   Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $850,000 with a combination of working capital of the Fund and margin debt from Everen
Securities, Inc. ("Everen").   The Shares reported herein as having been
acquired by the Trust were acquired for the aggregate purchase price of

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CUSIP No. 903370-10-4

approximately $40,000 with a combination of personal funds contributed by Mr. Osborne and margin debt from Everen.

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on certain of the Shares reported herein as having been acquired by the Fund and the Trust. A copy of the agreements setting forth the terms of the Fund's and Trust's Everen margin debt is attached hereto as Exhibit 7.1 and Exhibit 7.2, respectively.


Item 4.   Purpose of Transaction.

     The Fund and Trust purchased the Shares to acquire a minority interest in USP for the purposes of investment. Depending on market conditions, developments with respect to USP's business and other factors, the Fund and the Trust reserve the right to dispose of or acquire additional Shares.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, neither the Fund, the Trust nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving USP;

     (ii) the sale or transfer of a material amount of assets of USP;

     (iii)a material change in the present capitalization or dividend policy of USP;

     (iv)  a material change in the business or corporate structure of USP;

     (v) a change to the Declaration of Trust or Bylaws of USP or an impediment to the acquisition of control of USP by any person;

     (vi) the delisting from the National Association of Securities Dealers Automated Quotation System of the Shares;

     (vii) a class of equity securities of USP becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (viii)any action similar to any of those enumerated in (i) through (vii) above.
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CUSIP No. 903370-10-4

     Mr. Osborne, the Trust and the Fund reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by USP, there are 3,880,000 Shares outstanding.

     The Fund beneficially owns 190,200 Shares, or approximately 4.9% of the outstanding Shares and the Trust owns 9,000 Shares, or approximately 0.2% of the outstanding Shares. As sole Manager of the Fund and sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all such Shares.

     (b) Mr. Osborne, as sole trustee of the Trust and sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Trust and Fund. The Trust and the Fund may be deemed a group under Rule 13d-5(b), promulgated under the Exchange Act with respect to such Shares.

     (c) During the past 60 days, the Fund Purchased 48,200 Shares in open market transactions as set forth below:

                                             Approximate Per Share Price
          Date           Number of Shares       (Excluding Commissions)
          ----           ----------------    ---------------------------
     April 28, 1997      12,500                        $4.13
     May 6, 1997          7,500                        $4.19
     June 5, 1997         3,000                        $4.38
     June 6, 1997        10,000                        $4.50
     June 13, 1997        2,000                        $4.63
     June 16, 1997        5,000                        $4.63
     June 19,1997         5,000                        $4.63
     June 23,1997         3,200                        $4.69


During the past 60 days, the Trust Purchased 9,000 Shares in open market transactions as set forth below:


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CUSIP No. 903370-10-4

                                        Approximate Per Share Price
        Date        Number of Shares      (Excluding Commissions)
        ----        ----------------    ---------------------------
     May 14, 1997       6,000                     $4.25
     May 15, 1997       3,000                     $4.25

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Not Applicable.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to Everen) from Turkey Vulture Fund XIII, Ltd.

          Exhibit 7.2 General Account Agreement Letter to Everen from the Richard M. Osborne Trust

          Exhibit 7.3    Joint Filing Agreement
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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 27, 1997                    TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           -----------------------------
                                             Richard M. Osborne, Manager




                                        RICHARD M. OSBORNE TRUST


                                        By:/s/ Richard M. Osborne
                                           -----------------------------
                                             Richard M. Osborne, Trustee



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CUSIP No. 903370-10-4

                                  Exhibit Index


Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to Everen) from Turkey Vulture Fund XIII, Ltd.

Exhibit 7.2 General Account Agreement Letter to Everen from the Richard M. Osborne Trust

Exhibit 7.3    Joint Filing Agreement

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